SPOUSE TERM INSURANCE RIDER

This rider is part of your policy. It is issued in consideration of the application and deduction from the accumulated value of the monthly cost of spouse term insurance benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITION

SPOUSE--means, for the purposes of this rider, the person named as the spouse in the application for this rider.

INSURANCE  BENEFIT

Upon receipt of proof that the spouse died before the termination of this rider, we will pay the beneficiary of this rider the face amount shown on the current Data Pages.

COST OF INSURANCE

The cost of insurance rates for spouse term insurance are based on the attained age and risk class of the spouse and the Insured. We determine these rates based on our expectations as to our future mortality experience. Any change in these rates applies to all individuals of the same class as the spouse and the Insured. the cost of insu5rance rates will never be greater than those shown on the current Data Pages in the Table of Guaranteed Maximum Cost of Spouse Term Insurance Rates.

PAID-UP BENEFIT

If the insured dies while your policy and this rider are in force, this rider will become fully paid up. It will then continue in force during its protection period, as shown on the current Data Pages, unless surrendered. You may obtain the surrender value of this rider, when fully paid up, at any time. Your request must be in writing. The surrender value will be the net single premium for the insurance at the respective attained age of each insured child based on the Commissioners 1980 Standard Ordinary Mortality Table, B, assuming:

     1.  Interest  at 4% a year;

     2.  Immediate  payment of claims;  and

     3. Age determined on last birthday basis.

The net surrender value within 30 days after a Policy Anniversary will not be less than the value on the Anniversary. EXCHANGE Any insurance under this rider may be exchanged for a policy on the life of the insured spouse without evidence of insurability. This exchange must occur on or before this rider's expiration date.

The policy may be any form of life policy, except term, available under our underwriting guidelines then in effect, based on the attained age of the spouse. the policy will be in the same risk class as shown for the spouse on this policy's current Data Pages. Its effective date will be the date of exchange. No insurance is provided until the insurance under this rider terminates.

The new policy may include Waiver or Accidental Death riders with our consent and upon payment of any additional cost we determine for the riders.

BENEFICIARY

The beneficiary named in the application for this rider will receive this rider's insurance amount, unless the beneficiary is changed as provided in your policy.

OWNERSHIP

The policy's owner is also the owner of this rider. Any changes in ownership of your policy and all provisions which apply to ownership also apply to this rider.

MISSTATEMENT OF AGE

If the age of either the Insured or spouse is not correctly shown on the current Data Pages, we will adjust the amount payable, under this rider to reflect the correct age. The ages shown should be the ages on the respective birthdays prior to the effective date.

INCONTESTABILITY

We will not claim this rider is void or deny payment of its insurance amount after it has been in force during the lifetime of the spouse for 2 years from its effective date.

SUICIDE

This rider's insurance amount will not be paid if the insured or spouse dies by suicide, while sane or insane, within 2 years of its effective date. Instead, the rider will immediately terminate, and we will return all costs of spouse term insurance charges paid. This amount will be paid to the beneficiary.

REINSTATEMENT

This rider may be reinstated as part of your policy in a risk class we determine based on facts in the application for reinstatement, if in addition to all other policy conditions for reinstatement you supply evidence which satisfies us that the spouse is insurable under our underwriting guidelines then in effect.

TERMINATION

This rider ends on the first of:

     1. Termination of your policy;

     2. Its exchange as provided above;

     3. The end of the protection  period as shown on the current Data Pages; or

     4. Our receipt of your written request to cancel it. The change will be effective on the Monthly Date on or next following the date we receive the request. We may require you to send your policy to the home office to record the cancellation.

SF 393